EXHIBIT 99.1

  Re:   Update Regarding Offers

Ramat Gan, Israel – May 8, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

Further to the Company's previous reports regarding the offer of Searchlight Capital Partners, L.P. (“SCP”) for an investment in and gaining control of the Company, the Company reports that following advanced negotiations among the Company, SCP and Internet Gold – Golden Lines Ltd. (“IGLD”, the Company’s parent), as well as with the debenture holders of the Company and IGLD, the deadline for approval of the transaction (as set by SCP) has been extended by a week (i.e., until May 17, 2019).

The structure of the deal has not yet been finalized and the parties need more time to negotiate in order to represent an agreed solution.

The Company will continue to report on any significant developments and as details of the transaction are finalized.

Notes

This report is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable U.S. state securities laws. We will not make any public offering of the securities in the United States.  The securities have not been and will not be registered under the U.S. Securities Act.

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile.

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.